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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         ) *

Instinet Group, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

457750 10 7 (CUSIP Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE I3a-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457750 10 7	13G PAGE 2

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TA Associates, Inc. (See Item 8)

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

04-3205751 04-3520503 04-3334380 04-3299318 04-3465628 04-3398534 04-3395404 None 04-3407752 04-3492754
2	CHECK THE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

TA Associates, Inc. (See Item 8)

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

Delaware Delaware Delaware Delaware Delaware Delaware Delaware Massachusetts Massachusetts Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH

  5    SOLE VOTING POWER

         TA Associates, Inc. (See Item 8)

         TA IX L.P.

         TA/Advent VIII L.P.

         Advent Atlantic and Pacific III L.P.

         TA/Atlantic and Pacific IV L.P.

         TA Executives Fund LLC

         TA Investors LLC

         GPH DT Partners

         1998 GPH Fund LLC

         2000 Exchange Place Fund LLC

13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301
6 SHARED VOTING POWER N/A

  7    SOLE DISPOSITIVE POWER

         TA Associates, Inc. (See Item 8)

         TA IX L.P.

         TA/Advent VIII L.P.

         Advent Atlantic and Pacific III L.P.

         TA/Atlantic and Pacific IV L.P.

         TA Executives Fund LLC

         TA Investors LLC

         GPH DT Partners

         1998 GPH Fund LLC

         2000 Exchange Place Fund LLC

13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301
8 SHARED DISPOSITIVE POWER N/A

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA Associates, Inc. (See Item 8)

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

TA Associates, Inc. (See Item 8)

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

4.08% 1.66% 1.48% 0.22% 0.63% 0.03% 0.05% 0.0% 0.0% 0.0%
12	TYPE OF REPORTING PERSON Four Limited Partnerships Four Limited Liability Companies One General Partnership One Corporation

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G	PAGE 3

ITEM 1 (A)	NAME OF ISSUER: Instinet Group Inc.

ITEM 1 (B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3 Times Square New York, NY 10036

ITEM 2 (A)

NAME OF PERSON FILING:

TA Associates, Inc. (See Item 8)

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

GPH DT Partners

1998 GPH Fund LLC

2000 Exchange Place Fund LLC

ITEM 2 (B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

ITEM 2 (C)	CITIZENSHIP: Not Applicable

ITEM 2 (D)	TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (E)	CUSIP NUMBER: 457750 10 7

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (A)	AMOUNT BENEFICIALLY OWNED:	COMMON STOCK

	TA Associates, Inc. (See Item 8) TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301

ITEM 4 (B)	PERCENT OF CLASS	PERCENTAGE

	TA Associates, Inc. (See Item 8) TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	4.08 1.66 1.48 0.22 0.63 0.03 0.05 0.0 0.0 0.0	% % % % % % % % % %

ITEM 4 (C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(I) SOLE POWER TO VOTE OR DIRECT THE VOTE:	COMMON STOCK

	TA Associates, Inc. (See Item 8) TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301

	(II) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:	COMMON STOCK

	TA Associates, Inc. (See Item 8) TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC GPH DT Partners 1998 GPH Fund LLC 2000 Exchange Place Fund LLC	13,630,064 5,558,561 4,934,835 745,604 2,117,495 98,709 174,860 13,691 11,390 2,301

	(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ATTACHMENT TO FORM 13G	PAGE 4

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

This schedule 13G is filed pursuant to Rule 13d-l (d). For the agreement of the TA group members to a joint filing, see below.

TA Associates, Inc. is the direct or indirect general partner or manager of each of the TA Funds (as defined below). TA Associates, Inc. is not the record owner of any of the securities, but may be deemed the beneficial owner of the securities held by each of the TA Funds. The TA Associates group of funds consisting of TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III, L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund, LLC and TA Investors LLC (the “TA Funds”) and the Goodwin Procter group of funds consisting of GPH DT Partners, 1998 GPH Fund LLC and 2000 Exchange Place Fund LLC (the “GP Funds”) are parties to a Stockholders Agreement, dated as of June 9, 2002, between the Issuer, entities affiliated with Reuters Group PLC and entities affiliated with Bain Capital. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. In addition, the Stockholders Agreement requires, under certain circumstances, the parties to vote their shares of Common Stock in favor of certain equity issuances by the Issuer and imposes certain restrictions on sales of Common Stock by the parties. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to TA Associates by the other parties to the Stockholders Agreement, is 233,353,928 shares. (To the best of our knowledge the Reuters entities held 209,600,000 shares as of 12/31/04.) The share ownership reported for the TA Associates Funds does not include any shares owned by the other parties to the Stockholders Agreement. The share ownership reported for the GP Funds does not include any shares owned by the other parties to the Stockholders Agreement. Each of the TA Associates Funds and the GP Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC, TA Investors LLC, GPH DT Partners, 1998 GPH Fund LLC and 2000 Exchange Place Fund LLC hereby agree that TA Associates Inc. shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Instinet Group Inc.

Dated:  February 11, 2005

TA Associates, Inc.

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA IX L.P.

By:	TA Associates IX LLC., its General Partner

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/ADVENT VIII L.P.

By:	TA Associates VIII LLC, its General Partner

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.

By:	TA Associates AAP III Partners L.P., its General Partner

By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.

By:	TA Associates AP IV L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

GPH DT PARTNERS

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Partner

1998 GPH FUND LLC

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Manager

2000 EXCHANGE PLACE FUND LLC

By:	/s/ Jeffrey C. Hadden
Jeffrey C. Hadden, Manager

Exhibit

Parties to the Stockholders Agreement

1.	Instinet Group Incorporated

2.	Bain Capital Fund VII, LLC

3.	Bain Capital VII Coinvestment Fund, LLC

4.	BCI Datek Investors, LLC

5.	BCIP Associates II

6.	BCIP Associates II-B

7.	BCIP Trust Associates II

8.	BCIP Trust Associates II-B

9.	TA/Advent VIII, L.P.

10.	TA Executives Fund, LLC

11.	TA Investors, LLC

12.	TA Atlantic & Pacific IV, L.P.

13.	TA IX, L.P.

14.	Advent Atlantic & Pacific III, L.P.

15.	1998 GPH Fund, LLC

16.	GPH DT Partners

17.	2000 Exchange Place Fund, LLC

18.	Reuters Limited

19.	Reuters C Corp.

20	Reuters Holdings Switzerland SA